File No. 70-8753






                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                   Amendment No. 1
                                          to
                                       Form U-1

                              APPLICATION OR DECLARATION

                                        under

                    The Public Utility Holding Company Act of 1935


                         SAVANNAH ELECTRIC AND POWER COMPANY
                                 600 East Bay Street
                               Savannah, Georgia 31401

                 (Name of company or companies filing this statement
                    and addresses of principal executive offices)


                                 THE SOUTHERN COMPANY


                    (Name of top registered holding company parent
                           of each applicant or declarant)


                                   Kirby R. Willis
                Vice President, Treasurer and Chief Financial Officer
                         Savannah Electric and Power Company
                                 600 East Bay Street
                               Savannah, Georgia 31401

                       (Name and address of agent for service)

               The Commission is requested to mail signed copies of all
                        orders, notices and communications to:

                      W. L. Westbrook, Financial Vice President
                                 The Southern Company
                               64 Perimeter Center East
                               Atlanta, Georgia  30346

          E. Pomeroy Williams, Esq.           John D. McLanahan, Esq.
          Bouhan, Williams & Levy LLP         Troutman Sanders LLP
          447 Bull Street                     600 Peachtree Street, N.E.
          Savannah, Georgia  31401            Suite 5200
                                              Atlanta, Georgia 30308-2216

                                 INFORMATION REQUIRED


          Item 1.   Description of Proposed Transactions.

               Item 1 is hereby amended by deleting the third paragraph

          thereof and replacing it in its entirety as follows:

               It is proposed that, in order to provide funds for payment of the costs of acquiring, constructing, installing and equipping the Project, the Savannah Economic Development Authority, a

          public body corporate and politic and an instrumentality of the

          State of Georgia (the "Authority"), will issue and sell its industrial development revenue bonds (the "Revenue Bonds") in an aggregate principal amount not exceeding $7,000,000.  The Revenue

          Bonds may be so issued and sold, and the transactions relating thereto as described herein may be consummated, at any time not later than June 30, 1996.


                                      SIGNATURE

               Pursuant to the requirements of the Public Utility Holding

          Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.



          Dated:  December 21, 1995               SAVANNAH ELECTRIC AND
                                                  POWER COMPANY


                                             By: /s/Wayne Boston
                                                  Wayne Boston
                                                  Assistant Secretary and
                                                  Assistant Treasurer